[Letterhead of Muldoon Murphy Faucette & Aguggia LLP]

November 12, 2004

VIA COURIER AND EDGAR

Ms. Christina Chalk

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:	First Southern Bancshares, Inc.
Schedule 13E-3 filed October 4, 2004
Schedule 14A filed October 4, 2004
SEC File No. 5-55849

Dear Ms. Chalk:

On behalf of First Southern Bancshares, Inc. (the “Company” or “First Southern”), we hereby file Amendment No. 1 to Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 1 to Schedule 14A (the “Amended Proxy Statement”) in response to the Staff’s comment letter dated October 19, 2004. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.

Schedule 13E-3

Comment No. 1:

As a party engaged in this going private transaction, First Southern Merger Corp. must be listed as a filing person on the Schedule 13E-3 and must sign that Schedule. In addition, all of the disclosure required by Schedule 13E-3 as to Merger Corp. individually must be included in the proxy statement.

Ms. Christina Chalk

November 12, 2004

Response to Comment No. 1:

The Amended Schedule 13E-3 lists First Southern Merger Corp. (the “Merger Corp.”) as a filing person and First Southern Merger Corp. has signed the Amended Schedule 13E-3. In addition, the disclosures required by Schedule 13E-3 as to First Southern Merger Corp. are included in the Amended Proxy Statement. See pages 2, 54 and 61 of the Amended Proxy Statement.

Comment No. 2:

We note the disclosure in the proxy statement that the merger will result in a significantly increased concentration of ownership in the hands of officers and directors, which will increase from 27.1% before the merger to 45.6% after. Please provide your analysis as to why the officers and directors of First Southern are not personally engaged in this going private transaction. Focus on whether all or some members of management and the board played a role in initiating and negotiating this transaction in a capacity other than their positions with the company. We direct your attention to comment 1 above regarding the possible need to add disclosure to the proxy statement itself if you add additional filing persons on the Schedule 13E-3.

Response to Comment No. 2:

The executive officers and directors of the Company, who are also the executive officers and directors of the Merger Corp., have been included as filing persons on and as signatories to the Amended Schedule 13E-3. Please see pages 54, 59 and 61 of the Amended Proxy Statement for the required disclosures with respect to these individuals.

Comment No. 3:

See comment 3 above. With respect to the “certain directors” of First Southern who will subscribe for up to 365,000 shares of common stock in the private placement used to fund the merger, we believe they are engaged in this going private transaction and must be individually included as filing persons. See comment 1 above with regard to their disclosure obligations.

Response to Comment No. 3:

Please refer to Response to Comment No. 2 above.

Comment No. 4:

Supplementally identify, with a view to additional disclosure, the other anticipated purchasers of common stock in the private placement, as well as the anticipated purchasers of the

Ms. Christina Chalk

November 12, 2004

new debt to be issued to fund the merger. Provide your analysis as to why those purchasers are not engaged in the Going Private Merger as well.

Response to Comment No. 4:

The Company intends that the proposed private placement offering of common stock will qualify as an exempt offering under SEC Regulation D. Other than certain of the Company’s executive officers and directors (see page 59 of the Amended Proxy Statement), the Company has not identified any other proposed purchasers, although the Company expects that the other purchasers will qualify as “accredited investors” under SEC Regulation D. As discussed in Responses to Comment No. 2 and Comment No. 3, the executive officers and directors of the Company have been included as filing persons on the Amended Schedule 13E-3 and the required disclosures have been added to the Amended Proxy Statement. The other purchasers are not expected to be affiliates of the Company, the Merger Corp. or any director or executive officer of those entities. Given their unaffiliated status, the Company believes that they are not engaged in the going private transaction because they are merely providing financing as unaffiliated, outside investors.

Please refer to Response to Comment No. 6 with respect to the current status of the Series A preferred stock.

Schedule 14A

Summary Term Sheet, page 1

Comment No. 5:

Include a separate section outlining the effects of the proposed merger and the affiliates of the company, including the officers and directors. Focus on the interests not shared by other shareholders, including future employment arrangements, board membership, etc.

Response to Comment No. 5:

The requested disclosure has been added to pages 5 and 54 of the Amended Proxy Statement. In addition, please note the disclosure on page 67 of the Amended Proxy Statement under the caption “Interests of Officers and Directors in the Going Private Merger.”

Ms. Christina Chalk

November 12, 2004

Vote Required for the Going Private Merger, page 2

Comment No. 6:

Clarify here that the holders of the Series A preferred stock have three votes per preferred share.

Response to Comment No. 6:

Subsequent to the issuance of the Staff’s comment letter, the Company and the holders of the outstanding shares of Series A preferred stock agreed in a privately negotiated transaction to an exchange of all outstanding shares of Series A preferred stock for subordinated capital notes (the “Series A Preferred Exchange”). Please refer to the new disclosure on page 8 of the Amended Proxy Statement. Given that the Series A preferred stock is no longer outstanding, the Company has not responded to this comment and all other comments with respect to the Series A preferred stock, and references to the Series A preferred stock have been deleted from the Amended Proxy Statement where appropriate.

Effects of the Going Private Merger, page 2

Comment No. 7:

See our comment above as to whether those providing financing for this transaction are engaged in it and should therefore be included as filers on the Schedule 13E-3. We believe it is important to note here or elsewhere in the Summary section that certain existing directors of the company will purchase additional shares in the private placement. This disclosure currently first appears on page 20 of the proxy statement.

Response to Comment No. 7:

Please refer to Response to Comment No. 4. The requested disclosure with respect to intended purchases by the Company’s directors and executive officers has been added to pages 4 and 59 of the Amended Proxy Statement.

Sources of Funds; Financing of the Going Private Merger, page 4

Comment No. 8:

Disclose the price at which you will sell the common shares in the private placement.

Ms. Christina Chalk

November 12, 2004

Response to Comment No. 8:

The requested disclosure has been added to page 4 of the Amended Proxy Statement.

Summary Financial Information, page 8

Comment No. 9:

We note the disclosure in Item 13 to Schedule 13E-3. However, Item 1010(a) of Regulation M-A requires you to disclose the ratio of earnings to fixed charges for the specified periods. Please provide the required disclosure in the proxy statement.

Response to Comment No. 9:

The requested disclosure has been added on page 9 of the Amended Proxy Statement.

Per Share Market Price, page 11

Comment No. 10:

Why haven’t you included any pricing information for the Series A preferred stock? Is such information unavailable? Please explain.

Response to Comment No. 10:

In light of the Series A Preferred Exchange, the Company has not responded to this comment.

Voting of Shares, page 12

Comment No. 11:

Disclose what percentage of the vote will be controlled by the holders of the Series A preferred stock, who have 3 votes per share for every one vote per common share.

Response to Comment No. 11:

In light of the Series A Preferred Exchange, the Company has not responded to this comment.

Ms. Christina Chalk

November 12, 2004

Comment No. 12:

Where you describe the limitations on the voting rights of shares held by greater than 10% holders, indicate whether there exist greater than 10% shareholders who will be partially disenfranchised under this provision.

Response to Comment No. 12:

The requested disclosure has been added to page 14 of the Amended Proxy Statement.

Quorum, page 13

Comment No. 13:

Your disclosure in this section states that you will use discretionary authority to adjourn or postpone the Special Meeting to solicit additional proxies. In our view, you may not, consistent with Rule 14a-4(c), use discretionary authority to use votes against the merger and/or the reincorporation to postpone or adjourn the Special Meeting. In order to do so, you must request explicit authority to act via the proxy. Please revise or advise.

Response to Comment No. 13:

The disclosure on page 15 of the Amended Proxy Statement, the Notice of Special Meeting and the form of proxy have been revised in response to this comment.

Background of the Going Private Merger Proposal, page 14

Comment No. 14:

On page 16, clarify why the Board determined that it is in the best interests of First Southern to cash out the Series A preferred shareholders along with the common shareholders. Did the preferred holders have any input into this decision? Please describe.

Response to Comment No. 14:

In light of the Series A Preferred Exchange, the Company has not responded to this comment.

Ms. Christina Chalk

November 12, 2004

Comment No. 15:

On the same page (in the last paragraph), provide more details about management’s recommendation to the Board. Was management recommending that First Southern be taken private, or simply that the Board consider that option? What reasons were cited?

Response to Comment No. 15:

The requested disclosure has been added to page 18 of the Amended Proxy Statement.

Comment No. 16:

In the first paragraph on page 17, you state that in early 2004, the Federal Reserve Bank of Atlanta would not approve the issuance of any new debt to finance the cash out of the common stock in a going private transaction. Yet elsewhere in the proxy statement, you disclose that First Southern will issue new debt to finance this transaction. Please explain how it can do so, given the Fed’s apparent opposition earlier this year. How was this opposition overcome? Why does the fact that the new debt is apparently being issued to finance the cashing out of the preferred instead of the common matter?

Response to Comment No. 16:

The requested disclosure has been added to page 19 of the Amended Proxy Statement.

Comment No. 17:

Note that essentially all contacts between the company and its fairness advisor that are materially related to this transaction are within the parameters of Item 1015 of Regulation M-A. As such, each contact, whether oral or written, must be detailed in your disclosure document. Written reports must also be filed as an exhibit to the Schedule 13E-3. In this regard, summarize the draft valuation report referenced in the second full paragraph on page 17.

Response to Comment No. 17:

The requested disclosure has been added to page 19 of the Amended Proxy Statement. In addition, the valuation reports are filed as exhibits to the Amended Schedule 13E-3.

Ms. Christina Chalk

November 12, 2004

Comment No. 18:

Provide the same disclosure with respect to the Board’s discussions with Sheshunoff representatives at the July 22, 2004 meeting. Explain what “further analysis” Sheshunoff agreed to conduct and why.

Response to Comment No. 18:

The requested disclosure has been added to page 20 of the Amended Proxy Statement.

Comment No. 19:

See our comment above. We believe any report prepared by the second, unidentified fairness advisor engaged to consider an alternative transaction to the Going Private Merger falls within the scope of Item 1015 of Regulation M-A. The fact that a report or opinion was not specifically prepared for purposes of a given transaction is not dispositive of its relevance for purposes of Item 1015. See In re: Charles L. Ephraim (September 30, 1987) and In re Meyers Parking System, Inc. (September 12, 1988). Further, as a matter of general materiality, it would seem relevant, since you are relying on the second fairness advisor’s opinion to reject an alternative proposal at a higher per share value. Please advise as to whether such a report was prepared. If so, it should be summarized in the proxy statement and filed as an exhibit to the Schedule 13E-3. In addition, provide the disclosure about the second financial advisor (including why you engaged someone other than Sheshunoff) required by Item 1015(a) of Regulation M-A.

Response to Comment No. 19:

Please refer to pages 20 and 21 of the Amended Proxy Statement in response to this comment. Additionally, please note that on November 4, 2004, the Company filed a request for a continuing hardship exemption from filing the report prepared by Mercer Capital with respect to its financial analysis of the alternative proposal. A confidential, courtesy copy of the report is included herewith to facilitate the Staff’s review.

Comment No. 20:

Here or later in the proxy statement where you discuss the Board’s analyses, expand to discuss in greater detail why the Board determined that a transaction in which company shareholders would receive all or mostly stock in an acquiring company was not in the best interests of shareholders.

Response to Comment No. 20:

The requested disclosure has been added to page 21 of the Amended Proxy Statement.

Ms. Christina Chalk

November 12, 2004

Comment No. 21:

Explain why, given the unsolicited offer received, the Board chose not to solicit other offers to purchase First Southern. See Item 1013(b) of Regulation M-A.

Response to Comment No. 21:

The requested disclosure has been added to page 20 of the Amended Proxy Statement.

Comment No. 22:

Discuss why the Board elected not to form a special committee to consider, approve or structure the transaction.

Response to Comment No. 22:

The requested disclosure has been added to page 18 of the Amended Proxy Statement.

Effects on Stockholders of the Going Private Merger, page 23

Comment No. 23:

In the example on page 24, clarify what you mean by “registered form” with respect to Mr. Jones’ holdings.

Response to Comment No. 23:

The disclosure on page 31 of the Amended Proxy Statement has been clarified in response to this comment.

Comment No. 24:

Here or in an appropriate section(s) of the proxy statement, clarify how far in advance of the effective time of the Going Private Merger a shareholder must purchase additional shares in order for them to be reflected on the books of First Southern.

Response to Comment No. 24:

The requested disclosure has been added to page 31 of the Amended Proxy Statement.

Ms. Christina Chalk

November 12, 2004

Recommendation of the Board of Directors: Fairness... page 34

Comment No. 25:

You state that the Board retains the authority to reject and not to implement the Going Private Merger Proposal if it so decides, even if approved by the shareholders. Discuss the circumstances under which the Board might decide to do so. Provide similar disclosure as to the reincorporation proposal.

Response to Comment No. 25:

The requested disclosure has been added to pages 42 and 74 of the Amended Proxy Statement.

Comment No. 26:

Rather than simply listing the factors the Board considered, you must discuss how it analyzed each to reach a conclusion as to the fairness of the proposed transaction. For example, with respect to the first listed factor (historical market prices), it is not helpful to an understanding of how the Board made its decision to state the Board considered the market price of the company’s common stock over the last two years, which ranged from a low of $0.55 to $4.10 per share. How did the Board consider that wide range of trading values to arrive at fairness? Please revise this section generally in accordance with this comment.

Response to Comment No. 26:

The requested disclosure has been added to pages 43, 44 and 45 of the Amended Proxy Statement.

Comment No. 27:

As to historical market prices, in your expanded discussion, provide dates as to recent high and low trading prices and how the Board considered them.

Response to Comment No. 27:

The requested disclosure has been added to page 43 of the Amended Proxy Statement.

Comment No. 28:

Explain the Board’s conclusion that the net book value of First Southern’s common shares is not relevant to the fairness determination.

Response to Comment No. 28:

The requested disclosure has been added to page 43 of the Amended Proxy Statement.

Ms. Christina Chalk

November 12, 2004

Comment No. 29:

See our comment above. Discuss how the Board considered the acquisition proposal received in August 2004 at a significantly higher per share value than that offered in this transaction. Describe the “significant conditions” to such a proposal (other than the due diligence condition you describe) that apparently caused the Board to reject the offer.

Response to Comment No. 29:

The requested disclosure has been added to pages 44 and 45 of the Amended Proxy Statement.

Comment No. 30:

We note the disclosure on page 38 to the effect that First Southern, after the merger, may “make itself a more viable candidate with respect to entering into a merger or acquisition transaction.” Your discussion of the alternatives considered, including the proposal from a third party to acquire the company, should take into account your statements that you may decide to sell the company after the Going Private Merger.

Response to Comment No. 30:

Please refer to the revised disclosure on pages 47 and 48 of the Amended Proxy Statement in response to this comment.

Comment No. 31:

Under “Control Premium,” quantify the amount of the premium the Board used to value these shares and explain how and why it was selected. Also, in light of the proposal received to purchase First Southern, explain the Board’s decision not to consider the value of the shares if the entire company were to be sold.

Response to Comment No. 31:

The requested disclosure has been added to page 44 of the Amended Proxy Statement.

Comment No. 32:

Under “Independent Valuation,” explain how the Board set the $1.50 per share cash out price despite the lower fair value set by the fairness advisor. For example, what relationship does it bear to the price at which you will sell shares in the private placement? Was that price relevant

Ms. Christina Chalk

November 12, 2004

in setting the cash out price? Why or why not? Provide the same discussion as to the price for the preferred shares.

Response to Comment No. 32:

The requested disclosure has been added to page 44 of the Amended Proxy Statement.

Comment No. 33:

We believe the use of the word “substantially” in the last line of this section on page 37 is a typographical error. Please revise.

Response to Comment No. 33:

On page 46 of the Amended Proxy Statement, the word “substantially” has been replaced with the word “substantively.”

Valuation and Opinion of Financial Advisor Regarding the Going Private Merger, page 38

Comment No. 34:

Did the fairness advisor provide a “board book” in connection with its evaluation of the proposed Going Private Merger? If so, it must be filed as an exhibit to the Schedule 13E-3 and described in the proxy statement.

Response to Comment No. 34:

Sheshunoff did not provide a “board book” in connection with its evaluation of the Going Private Merger. Please refer to the revised disclosure beginning on page 48 of the Amended Proxy Statement regarding the analysis performed by Sheshunoff.

Comment No. 35:

In this section, clarify the date of the analyses described. We note that Sheshunoff later updated its fairness opinion. If this is the original versus the updated analysis, you should describe the latter as well.

Response to Comment No. 35:

Additional disclosure has been added to page 49 of the Amended Proxy Statement in response to this comment.

Ms. Christina Chalk

November 12, 2004

Comment No. 36:

Refer to the first full paragraph on page 39. Clarify what you mean by “fair value as determined under Delaware law.” For example, is this concept different than fair market value? If so, how?

Response to Comment No. 36:

Please refer to the revised disclosure on page 48 of the Amended Proxy Statement.

Comment No. 37:

In the same paragraph, you note that Sheshunoff used methodologies customary in valuing a closely held company. Our understanding of this term refers to companies that are not public. Since First Southern is, explain why these methodologies were appropriate. For example, why wouldn’t it be more appropriate to use as a comparison other small bank holding companies? Please clarify.

Response to Comment No. 37:

Please refer to the revised disclosure on pages 48 and 49 of the Amended Proxy Statement.

Comment No. 38:

Your summary of the fairness opinion references certain non-public projections and financial forecasts provided to Sheshunoff. Annexes B and C also refer to projections provided by management of the company in connection with the fairness advisor’s update to its fairness analysis. Please disclose all such forecasts and projections, and summarize the material assumptions supporting them.

Response to Comment No. 38:

Additional disclosure has been added to page 51 of the Amended Proxy Statement in response to this comment.

Comment No. 39:

As to each approach used to value First Southern and presented here, provide the per share value yielded.

Ms. Christina Chalk

November 12, 2004

Response to Comment No. 39:

The requested disclosure has been added to pages 51 and 53 of the Amended Proxy Statement.

Comment No. 40:

Explain why Sheshunoff apparently did not take into account the trading values for First Southern’s shares in its fairness analysis. The fact that it did not should also be prominently disclosed.

Response to Comment No. 40:

The requested disclosure has been added to page 53 of the Amended Proxy Statement.

Comment No. 41:

Elaborate on how Sheshunoff arrived at $8.0 million as the fair estimate of the value of the Bank. Was this an average of the figures yielded under each of the listed valuation methodologies?

Response to Comment No. 41:

The requested disclosure has been added to page 53 of the Amended Proxy Statement.

Comment No. 42:

See our last comment. You refer (in the second paragraph on page 42) to a “myriad of other factors” Sheshunoff considered in valuing the company that are not disclosed. All material factors considered should be described here, consistent with your obligations under Item 1015(b) of Regulation M-A.

Response to Comment No. 42:

The disclosure on page 53 of the Amended Proxy Statement has been revised in response to this comment.

Comment No. 43:

Explain why Sheshunoff believes the offer for the company at a higher per share value received in August 2004 “did not warrant an increase in the merger consideration.”

Ms. Christina Chalk

November 12, 2004

Response to Comment No. 43:

The requested disclosure has been added to pages 53 and 54 of the Amended Proxy Statement.

Proposal One — Approval of the Merger Agreement, page 47

Comment No. 44:

Much of the disclosure that appears in this section is repetitive of information previously provided in the proxy statement. Consider revising to avoid unnecessary repetition.

Response to Comment No. 44:

The Company has reviewed the disclosures beginning on page 61 of the Amended Proxy Statement. After the deletion of the disclosure regarding the Series A preferred stock, the Company believes that the remaining disclosures are appropriate.

Regulatory Requirements for the Going Private Merger, page 53

Comment No. 45:

Indicate the general status and time frame of the approval process outlined here. For example, what is the process by which you will seek Federal Reserve approval of your share and debt issuances? How long does the process take and where are you in the process?

Response to Comment No. 45:

The requested disclosure has been added to page 68 of the Amended Proxy Statement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since First Southern is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Ms. Christina Chalk

November 12, 2004

In connection with responding to our comments, please provide, in writing, a statement from First Southern acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response to Closing Comments:

First Southern hereby acknowledges its responsibilities with respect to the filings reviewed by the Staff as set forth in the Closing Comments. In addition, First Southern hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * *

I you have any questions concerning this matter, please do not hesitate to contact the undersigned.

Very truly yours,

MULDOON MURPHY FAUCETTE & AGUGGIA LLP

/s/ Victor L. Cangelosi
Victor L. Cangelosi

VLC/

Enclosure

cc:	B. Jack Johnson, President
Roderick V. Schlosser, Chief Financial Officer
Edward G. Olifer, Esq.